0-27144

PIE 7-1-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

02047126

For the Month of July 2002

NATIONAL CONSTRUCTION INC.
(Name of Registrant)

3000 Matte Blvd., Brossard, QC J4Y 2H5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes No xxx

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

July 2002 Information

1) National Construction Inc. First Quarter Report for the Three Months Ended May 31, 2002.

NOTE: - *The above mentioned/attached reports have not been audited nor reviewed, but compiled by management.*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Construction Inc. -- SEC File No. 0-27144
(Registrant)

Date: July 30, 2002 By: ______________________
Keith Eaman, Chairman

Consolidated Financial Statements

National Construction Inc.

For the three month period ended

May 31, 2002

(Expressed in Canadian dollars)

(Non-audited)

National Construction Inc.

CONSOLIDATED BALANCE SHEETS
(Canadian dollars)

As at

(Non –audited)

	May 31, 2002 $	February 28, 2002 $
ASSETS		
Current assets		
Cash	**111,469**	472,364
Accounts receivable	**4,815,911**	3,971,811
Contracts in progress and claims	**4,891,631**	2,853,475
Inventories	**275,272**	279,534
Prepaid expenses	**82,645**	118,113
Future income tax asset	**77,897**	31,966
Total current assets	**10,254,825**	7,727,263
Capital assets	**1,458,602**	1,287,462
Future income tax asset	**495,660**	495,660
Other assets	**220,000**	325,445
	12,429,087	9,835,830
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank overdraft	**873,478**	995,221
Bank loan	**947,600**	2,280,500
Accounts payable	**4,894,228**	4,392,290
Billings in excess of cost and estimated earnings on contracts in progress	**346,957**	241,500
Current portion of long-term debt	**62,917**	62,851
Total current liabilities	**7,125,180**	7,972,362
Note due to a shareholder	**1,580,131**	1,580,131
Long-term debt	**100,655**	116,499
	8,805,966	9,668,992
Shareholders' equity		
Share capital	**8,658,874**	5,026,808
Deficit	**(5,035,753)**	(4,859,970)
	3,623,121	166,838
	12,429,087	9,835,830

On behalf of the Board:

Director Director

National Construction Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Canadian dollars)

For the three month period ended
(non-audited)

	May 31, 2002 $	May 31, 2001 $
Revenues	**12,639,844**	6,391,878
Cost of sales	**11,607,763**	5,651,531
Gross profit	**1,032,081**	740,347
Expenses		
Selling and administrative	**1,056,154**	1,368,402
Interest on note due to a shareholder	**23,258**	46,332
Other interest and bank charges	**96,790**	83,880
Amortization of capital assets	**77,593**	87,222
	1,253,795	1,585,836
Income (loss) before income taxes and goodwill charges	**(221,714)**	(845,489)
Income taxes (recovered)		
Current		
Future	**(45,931)**	(282,667)
	(45,931)	(282,667)
Net income (loss)	**(175,783)**	(562,822)
Deficit, beginning of year	**(4,859,970)**	(2,536,778)
Deficit at the end of the period	**(5,035,753)**	(3,099,600)
Basic and diluted earnings (loss) per share	**(0.04)**	**(0.13)**
Weighted average number of common shares	**4,829,975**	**4,210,526**

See accompanying notes

National Construction Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

For the three month period ended
(non-audited)

	May 31, 2002 $	May 31, 2001 $
OPERATING ACTIVITIES		
Net income for the year	**(175,783)**	(562,822)
Items not affecting cash:		
Future income taxes	**(45,931)**	(282,667)
Amortization of capital assets	77,593	87,222
Foreign exchange loss (gain)	----	
Loss (gain) on disposal of capital assets	----	
	(144,121)	(758,267)
Net change in non-cash working capital balances	**(2,235,131)**	3,659,835
Cash flows from operating activities	(2,379,252)	2,901,568
INVESTING ACTIVITIES		
Additions to capital assets	**(248,733)**	(226,335)
Other assets	**105,445**	
Cash flows from investing activities	**(143,288)**	(226,335)
FINANCING ACTIVITIES		
Bank loan	**(1,332,900)**	(2,691,700)
Share capital	**3,632,066**	
Repayment of long-term debt	**(15,000)**	(15,000)
Repayment of obligations under capital lease	(778)	(2,266)
Cash flows from financing activities	2,283,388	(2,708,966)
Net change in cash and cash equivalents	**(239,152)**	(33,733)
Cash and cash equivalents, beginning of the period	**(522,857)**	(27,741)
Cash and cash equivalents, end of the period	**(762,009)**	(61,474)
Supplemental information		
Income taxes paid	---	---
Interest paid	**120,048**	130,212

See accompanying notes

National Construction Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

May 31, 2002

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

National Construction Inc. ["Company"] provides industrial construction, maintenance and project management services.

On April 19, 2002, the Company, formerly BrandEra Inc. ["BrandEra"] acquired all of the issued and outstanding common shares and special shares of National Construction Group Inc. ["National"] in exchange for $1.5 million and the issuance of 7,259,920 common shares of BrandEra ["the Acquisition"]. Standard Securities Capital Corporation was paid a fiscal advisory fee of 167,808 special shares of the Company with respect to the transaction. Fees related to this transaction were deducted against the assets acquired.

The Acquisition is accounted for by the purchase method with National being identified as the acquirer. As a result, the Acquisition is accounted for as a reverse takeover of BrandEra by National. Accordingly, the financial statements after the transaction represent a continuation of National. The authorized share capital reflects that of BrandEra, whereas the stated value of the share capital is that of National. For purposes of the Acquisition, the estimated fair value of the consideration given by National to acquire BrandEra is $3,632,066. This purchase price, including transaction costs [see [a] below], is allocated to BrandEra's net assets acquired at their book value, except for BrandEra's net assets which were subject to an Asset Put Agreement [see [b] below] which have been recorded at their net realizable value and deferred organization costs, representing the estimated fair value of BrandEra's public company listing, which have been recorded at $100,000.

Summary of the Acquisition

	$
Net assets acquired at allocated value	
Current assets, net of transaction costs [a]	3,532,066
Other assets	100,000
Net assets acquired	3,632,066
Consideration	
Share capital	3,632,066

[a] Legal and other transaction costs associated with the Acquisition and other transactions were settled in cash of approximately $467,934 and by the issuance of 167,808 Special Shares of National.

[b] Pursuant to a Put Agreement entered into by BrandEra and an unrelated corporation, BrandEra had the option to dispose of the BrandEra Assets for proceeds of $1,500,000, which option was exercised on April 22, 2002.

National Construction Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles which requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The reported amounts and note disclosures are determined using management's best estimates based on the assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results, however, could differ from these estimates and those differences could be material. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, National Construction Group Inc., Entretien Industriel N-S Inc. and Auprocon Limited/Limitée as well as its interest in the assets, liabilities and results of operations of joint ventures under the proportionate consolidation method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits, less bank indebtedness.

Revenue recognition, contracts in progress and claims

Revenues from construction contracts are recognized according to the percentage-of-completion method. The percentage of completion is generally determined on the basis of costs incurred to date in relation to total forecasted costs for the entire contract. Losses, if any, are charged in full to results of operations when they are anticipated. Revenues from service contracts are recognized as the services are rendered.

Estimated revenues from contracts include future revenues from claims when it is reasonably assured that such claims, resulting from work performed for customers in addition to the work contemplated in the original contracts, will result in additional revenues in an amount that can be reliably estimated.

Contracts in progress and claims are subject to many uncertainties and the outcome of negotiations is not predictable. It is probable that the recognized amount of contracts in progress and claims will differ from management's estimates and these differences could be material.

Inventories

Inventories, consisting of parts and supplies for projects, are valued at the lower of cost, determined on the average cost basis, and replacement cost.

Capital assets

Capital assets are recorded at cost and are amortized over their estimated useful lives as follows:

Machinery and equipment		
Small tools	25%	diminishing balance
Portable	25%	diminishing balance
Machinery	20%	diminishing balance
Data processing equipment	20%	diminishing balance
Trucks, trailers and automobiles	30%	diminishing balance
Furniture and fixtures	20%	diminishing balance
Leasehold improvements	term of lease	straight-line

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Foreign currency translation

Accounts and transactions of the Company denominated in foreign currencies are translated using the temporal method. Under this method, monetary balance sheet items are translated at the exchange rates in effect at year-end, while non-monetary items are translated at the historical rates of exchange. Revenues and expenses are translated at the rates of exchange on the transaction date or at the average exchange rates for the period. Gains or losses resulting from translation are included in the consolidated statement of operations and deficit.

Earning (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Under the treasury stock method, the diluted weighted average number of shares outstanding is calculated as if all dilutive options had been exercised at later of the beginning of the reporting period or date of issuance, and the proceeds from the exercise of such dilutive options are used to repurchase common shares at the average market price for the period.

Basic and diluted earnings (loss) per share have been determined by dividing the consolidated net income (loss) for the year by the basic and diluted weighted average number of shares, respectively

3. CHANGE IN ACCOUNTING POLICY

On March 1, 2001, the Company adopted, retroactively without restatement of prior periods, the recommendations of the *Canadian Institute of Chartered Accountants* with respect to accounting for income taxes. Under these recommendations, the liability method of tax allocation is used to account for income taxes. Future income tax assets and liabilities are determined based on timing differences between the financial reporting and tax bases of assets and liabilities, measured using the tax rates expected to be in effect in the year during which the differences are likely to reverse. Prior to February 28, 2001, the Corporation followed the deferred tax allocation method to account for income taxes. The cumulative effect of adopting the new recommendations was not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

4. ACCOUNTS RECEIVABLE

	May 31, 2002 $	February 28, 2002 $
Trade	**3,969,161**	3,496,288
Holdbacks	**808,193**	453,104
Other receivables	**38,557**	22,419
	4,815,911	3,971,811

5. CONTRACTS IN PROGRESS AND CLAIMS

	May 31, 2002 $	February 28, 2002 $
Contracts in progress	**4,246,412**	2,208,256
Claims	**645,219**	645,219
	4,891,631	2,853,475

6. CAPITAL ASSETS

	Cost $	Accumulated depreciation $	Net book value $
May 31, 2002			
Machinery and equipment:			
Stationary	**160,962**	**146,308**	**14,654**
Portable	**1,434,839**	**1,262,503**	**172,336**
Small tools	**2,866,791**	**2,255,258**	**611,533**
Furniture and fixtures	**463,148**	**403,385**	**59,763**
Trucks, trailers and automobiles	**392,171**	**353,070**	**39,101**
Data processing equipment	**700,846**	**469,580**	**231,266**
Leasehold improvements	**403,759**	**73,810**	**329,949**
	6,422,516	**4,963,914**	**1,458,602**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

6. CAPITAL ASSETS [Cont'd]

	Cost $	Accumulated depreciation $	Net book value $
February 28, 2002			
Machinery and equipment:			
Stationary	160,962	145,558	15,404
Portable	1,434,839	1,250,003	184,836
Small tools	2,620,237	2,230,311	389,926
Furniture and fixtures	463,148	399,910	63,238
Trucks, trailers and automobiles	392,171	350,155	42,016
Data processing equipment	698,667	456,680	241,987
Leasehold improvements	403,759	53,704	350,055
	6,173,783	4,886,321	1,287,462

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	May 31, 2002 $	February 28, 2002 $
Accounts payable and accrued liabilities	**4,889,488**	4,370,322
Income taxes payable	**4,740**	21,968
	4,894,228	4,392,290

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

8. LONG-TERM DEBT

	May 31, 2002 $	February 28, 2002 $
Term loan of $300,000, bearing interest at the prime rate plus 2% [6.00% as at May 31, 2002 and 5,75% as at February 28, 2002] payable in monthly instalments of $5,000 maturing in October 2004.	145,000	160,000
Obligations under capital leases, bearing interest at rates varying between 5% and 9%, maturing up to 2006.	18,572	19,350
	163,572	179,350
Less: current portion	62,917	62,851
	100,655	116,499

The minimum instalments payable for the next five years are as follows:

	Capital lease $	Term loan $
2003	4,488	60,000
2004	4,488	60,000
2005	4,488	25,000
2006	9,281	—
	22,745	145,000
Less: amount representing interest	4,173	—
	18,572	145,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

9. SHARE CAPITAL

Authorized

An unlimited number of common shares.

The continuity of the Company's common share capital after giving effect to the Acquisition and other transactions described in note 1 above is set out below:

	Number of shares
Number of common shares of the Company issued and outstanding as at October 31, 2001	3,783,304
Common shares of the Company issued on February 18, 2002 under a private placement	2,611,545
Common shares of the Company issued on April 19, 2002 under a private placement	1,138,455
Number of common shares of the Company issued and outstanding before giving effect to the Acquisition	7,533,304
Common shares of the Company issued pursuant to the Acquisition	7,259,920
Common shares of the Company issued to Standard Securities	721,750
Number of common shares of the Company issued and outstanding after giving effect to the Acquisition	15,514,974

	Amount $
Stated value of National's Common Share capital as at September 30, 2001 and before giving effect to the Acquisition	5,026,808
Purchase price, net of cash transaction costs	3,632,066
Stated value of National's common shares after giving effect to the Acquisition	8,658,874

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

9. SHARE CAPITAL [CONT'D]

SHARE OPTION PLAN

The Company has adopted a share option plan (the "Plan") to enable directors, officers, employees and consultants of the Company to purchase Common Shares. An option granted under the plan may be exercised 25% at the date of grant and 25% after each subsequent 6 month period, resulting in full vesting after 18 months, or until expiry up to a maximum of five years or termination of employment. The Plan provides that the number of common shares reserved for issuance upon the exercise of options granted thereunder shall not exceed 2,300,000 common shares.

	Number	Exercise Price	Expiry Date
Balance as at May 31, 2002	1,567,100	$.63- $15.75	December 13, 2004 to April 9, 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

10. JOINT VENTURES

The Company's proportionate share in the assets, liabilities, revenues, expenses and cash flows of joint ventures is summarized as follows:

	May 31, 2002 $	February 28, 2002 $	May 31, 2001 $
Statement of income			
Revenues	**1,908,527**	9,533,559	2,626,932
Expenses	**1,871,546**	9,058,057	2,562,453
Net income	**36,981**	475,502	64,479
Balance sheet			
Cash	**111,469**	457,006	
Accounts receivable	**1,121,571**	688,768	
Contract in progress	**152,025**	220,656	
Other currents assets	**1,669**	6,216	
Capital assets	**36,299**	38,257	
Total assets	**1,423,033**	1,410,903	
Accounts payable	**1,245,997**	1,349,091	
Other liabilities	**713,057**	574,815	
Equity	**(536,022)**	(513,003)	
Total liabilities and equity	**1,423,032**	1,410,903	
Statement of cash flows			
Operating activities	**(456,759)**	(649)	
Financing activities	**99,222**	(891)	
Net change in cash	**(357,537)**	(1,540)	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

11. NOTE DUE TO SHAREHOLDER

The note due to a principle corporate shareholder bears interest at the prime rate plus 5% [9% as at May 31, 2002 and 8,75% as at February 28, 2002], is repayable annually in an amount equivalent to the Company's net consolidated income for the previous year, subject to meeting the bank credit covenants, and is collateralized by a charge against all the Company's assets, ranking after the collateral granted with respect to the credit facilities.

12. FINANCIAL INSTRUMENTS

Concentration of credit risk

As at May 31, 2002, approximately $8,675,000 of accounts receivable, contracts in progress and claims totaling $9,707,542 pertained to five customers with balances ranging from $542,000 and $5,400,000. As at February 28, 2002, there were accounts receivable, contract in progress and claim totaling $6,825,286, of which approximately $4,251,103 pertained to five customers with a balances ranging from $361,000 and $1,864,000.

Fair value

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade and other receivables, other receivables, accounts payable, bank loan and bank overdraft approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the note due to a shareholder cannot be determined since there is no fixed maturity date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

13. SUPPLEMENTAL CASH FLOW INFORMATION

Changes on non-cash operating working capital items:

	May 31, 2002 $	May 31, 2001 $
Trade and other receivables	**(844,100)**	1,030,584
Contracts in progress and claims	**(2,038,156)**	4,115,447
Inventories	**4,262**	121,982
Prepaid expenses	**35,468**	73,616
Accounts payable and accrued liabilities	**501,938**	(1,249,840)
Billings in excess of costs and estimated earnings on contracts in progress	**105,457**	(431,954)
	(2,235,131)	3,659,835

14. SEGMENTED DISCLOSURE

The Company offers its services in three separate reportable segments. Each reportable segment offers different services and is headed by a divisional manager.

The construction services division generally provides management and execution of construction projects under conventional contracts.

The turnkey and special project service division includes the installation of industrial plants on a turnkey and engineering-procurement-construction basis.

The plant maintenance services division provides upgrades and modification routine and breakdown maintenance, as well as plant or process shutdowns and outages.

The accounting policies of the segments are the same as those described in summary of Significant Account Policies. Management evaluates performance based on the gross profit basis. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

The net assets related to a segment includes only the accounts receivables and contracts in progress and claims net of accounts payable, accrued liabilities and billings in excess of cost and estimated earnings on contract in progress.

National Construction Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)

May 31, 2002

14. SEGMENTED DISCLOSURE [Cont'd]

May 31, 2002	Construction $	Turnkey Special Project $	Maintenance $	Total $
Revenues	7,144,529	293,483	5,201,832	12,639,844
Cost of sales	6,661,770	272,158	4,673,835	11,607,763
Gross profit	482,759	21,325	527,997	1,032,081
Net segmented assets	5,481,584	140,619	1,682,151	7,304,354
Assets not allocated to the segment				5,124,733
Total assets of the Company				12,429,087

May 31, 2001	Construction $	Turnkey Special Project $	Maintenance $	Total $
Revenues	889,400	562,277	4,940,201	6,391,878
Cost of sales	678,097	437,421	4,536,013	5,651,531
Gross profit	211,303	124,856	404,188	740,347
Net segmented assets	1,797,533	168,611	3,028,525	4,994,669
Assets not allocated to the segment				4,841,161
Total assets of the Company				9,835,830

15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"]

These financial statements were prepared in accordance with Canadian generally accepted accounting principles. No material adjustment to the Company's financial statements would be required to conform with United States generally accepted accounting principles and the accounting principles and practices required by the SEC. No accounting differences will give rise to comprehensive income under United States generally accepted accounting principles.

16. COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF NATIONAL

Background

National and its subsidiaries are in the business of providing multi-trade industrial construction and maintenance contracting services in Eastern Canada and the Province of Alberta. National and its subsidiaries operate in three divisions consisting of the Construction Services Division, the Turnkey & Special Projects Division, the Plant Maintenance Division.

Results of Operations

Comparison of the three month Period Ended May 31, 2002 to the three month Period Ended May 31, 2001

Revenue

National generated revenues of $12.6 million during the three month period ended May 31, 2002 with $0.3 million from the Turnkey & Special Projects Division, $5.2 million from the Plant Maintenance Division and $7.1 million from the Construction Services Division.

For the three month period ended May 31, 2001, National generated revenues of $6.4 million with $0.6 million from the Turnkey & Special Projects Division, $4.9 million from the Plant Maintenance Division and $0.9 million from the Construction Services Division.

An increase in available project work in 2002, resulted in higher revenue for the period ended May 31, 2002 than for the period ended May 31, 2001.

Gross Margin

For the three month period ended May 31, 2002 National achieved gross margins of $1.0 million representing 8.17% of total revenue compared to $740,000 representing 11.58% of total revenue for the three months ended May 31, 2001. This gross margin was $20,000 or 7.27% from the Turnkey & Special Projects Division, $0.5 million or 10.15% from the Plant Maintenance Division and $480,000 or 6.76% from the Construction Services Division.

For the three months ended May 31, 2001, gross margin included $125,000 or 22.21% from Turnkey & Special Projects Division, $400,000 or 8.18% from the Plant Maintenance Division and $215,000 or 23.76% from the Construction Services Division.

The decrease in gross margin as a percentage of revenues was a result of increasing work volume generated by the lower margin Construction Services Division.

Selling, General and Administrative Expenses

National's selling, general and administrative expenses were $1,056,154 for the three month period ended May 31, 2002. These expenses are made up of management salaries, support employees salaries, legal and audit, office premises, insurance and office expenses. For the three months ended May 31, 2001, selling, general and administrative expenses were $1,368,402.

Selling, general and administrative expenses were lower as a result of increased project activity.

Interest and Finance Charges

National incurred interest charges of $96,790 for the three months ended May 31, 2002, compared to $83,880 for the three months ended May 31, 2001. These interest charges arise from National's line of credit for financing the working capital related to the execution of projects.

Interest on the outstanding shareholder loans of National was paid monthly and totaled $23,258 for the three months ended May 31, 2002 compared to $46,332 for the three month period ended May 31, 2001.

Amortization and Depreciation

National incurred amortization costs of $77,593 for the three months ended May 31, 2002 compared to $87,222 for the three months ended May 31, 2001.

Liquidity and Solvency

During the three month period ended May 31, 2002, the corporation consumed cash of $239,152 compared to $33,733 in the same period last year. Cash flow from operations, cash on hand and unused bank lines will be sufficient to finance working capital requirements and capital expenditures planned in fiscal 2003.